Interbrew

THE WORLD'S LOCAL BREWER

03 JAN 23 AM 7:21

03003257

By co

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 14 January 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Financial calendar 2003

Brussels, 14 January, 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce its financial calendar for the year 2003, as follows:

11 January	Radio silence period until publication of 2002 results
19 March	Publication of year 2002 results 08.00 - Press release 10.30 - Press conference [(1)] 15.00 - Analyst presentation [(2)]
2 April	Annual report 2002 and Statistical Review 1996-2002 available on www.interbrew.com
14 April	Annual report available in printed version
29 April	11.00 - General Shareholders Meeting, followed by a press briefing
30 April	Dividend payable
25 June	Pre-Radio Silence Press Release
1 July	Radio silence period until publication of half year results 2003
10 September	Publication of half year results 2003
11 October	Radio silence period until publication of 9 months trading update
28 October	Publication of 9 months trading update
15 December	Pre-Radio Silence Press Release

[(1)] Press conferences take place at IPC, Rue de la Loi 155, 1000 Brussels
[(2)] Analyst meetings take place at IPC, Rue de la Loi 155, 1000 Brussels, with live streaming on the Interbrew website.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com